FNX MINING COMPANY INC.
BALANCE SHEETS
(in Canadian dollars)
(Unaudited)

	MARCH 31 2003	MARCH 31 2002
Assets		
CURRENT ASSETS		
Cash and short-term deposits	$ 29,640,070	$ 7,760,838
Accounts receivable	628,409	432,967
Marketable securities	2,750	2,750
Prepaid expenses and deferred costs	30,460	5,109
	30,301,689	8,201,664
CAPITAL ASSETS (Note 2)	277,850	175,458
MINERAL EXPLORATION PROPERTIES (Note 3)	17,295,206	8,669,421
	$ 47,874,745	$ 17,046,543
Liabilities		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 1,249,138	$ 269,259
	1,249,138	269,259
Shareholders' Equity		
CAPITAL STOCK (Note 4)	56,830,809	22,275,975
WARRANTS (Note 5)	-	1,170,000
DEFICIT	(10,205,202)	(6,668,691)
	46,625,607	16,777,284
	$ 47,874,745	$ 17,046,543

The accompanying notes are an integral part of these financial statements.

FNX MINING COMPANY INC.

STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH ENDING MARCH 31
(in Canadian dollars) (Unaudited)

	2003	2002
INCOME		
Interest earned	$ 211,768	$ 23,385
COST AND EXPENSES		
Administration	570,269	102,281
Prospecting	18,158	9,853
Financing charges	7,969	613,469
Amortization	24,800	426
	621,196	726,029
Net loss	(409,428)	(702,644)
Deficit, beginning of period	(9,795,774)	(5,966,047)
		-
Deficit, end of period	(10,205,202)	(6,668,691)

The accompanying notes are an integral part of these financial statements.

FNX MINING COMPANY INC.

STATEMENTS OF CASH FLOW
FOR THE THREE MONTH ENDING MARCH 31
(in Canadian Dollars) (Unaudited)

	2003	2002
CASH PROVIDED BY (USED IN):		
Operating activities:		
Net loss	**$ (409,428)**	$ (702,644)
Amortization	**24,800**	426
	(384,628)	(702,218)
Change in non-cash working capital balances	**613,309**	(208,611)
	228,681	(910,829)
Financing activities:		
Common shares issued	**2,944,341**	8,000,000
	2,944,341	8,000,000
Investing activities:		
Capital assets acquisitions	**(50,042)**	(171,006)
	(50,042)	(171,006)
Mineral exploration properties:		
Exploration expenditure	**(4,415,525)**	(193,375)
	(4,465,567)	**(364,381)**
(Decrease) increase in cash and short term deposits	**$ (1,292,545)**	$ 6,724,790
Cash and short term deposits, beginning of the period	**$30,932,615**	$ 1,036,048
Cash and short term deposits, end of the period	**$29,640,070**	$ 7,760,838

The accompanying notes are an integral part of these financial statements.

FNX MINING COMPANY INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2003
(Unaudited)

1. ACCOUNTING POLICIES

The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2002 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's 2002 audited financial statements and the accompanied notes contained in the Company's Annual Report.

2. CAPITAL ASSETS

Capital assets are carried at cost less accumulated amortization. The Company amortizes its capital assets using the following rates and amortization methods. :

Computer hardware	Straight line over 4 years
Furniture & equipment:	Straight line over 5 years
Equipment:	Straight line over 5 years
Computer software	Straight line over 3 years

Leasehold improvements are amortized on the straight-line basis over a period of five years.

	March 30, 2003					December 31 2002
	Opening Balance	**Additions**	**Closing Balance**	**Accumulated Amortization**	**Net Book value**	Net Book value
Office equipment	67,935	20,412	88,347	17,502	70,845	54,345
Furniture and fixtures	33,176		33,176	8,295	24,881	26,540
Computer hardware	103,321	23,672	126,993	33,849	93,144	76,372
Computer software	117,993	3,633	121,626	51,710	69,916	76,689
Leasehold improvements	37,322	2,325	39,647	20,583	19,064	18,662
	$ 359,747	$ 50,042	$ 409,789	$ 131,939	$ 277,850	$ 252,608

FNX MINING COMPANY INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDING
MARCH 31, 2003
(Unaudited)

3. MINERAL PROPERTIES

Exploration and acquisition expenditures:

	December 31 2002	Incurred this YTD	March 31 2003
Alaska, USA			
Gunsite	$ 204,673	$ -	**$ 204,673**
	204,673	-	**204,673**
Ontario			
Larder lake	1,128,039	-	**1,128,039**
Fawcett Township	950,856	-	**950,856**
Sudbury Basin:			
Acquisitions	3,276,165	-	**3,276,165**
McCreedy	3,379,197	2,847,528	**6,226,725**
Levack	872,459	214,812	**1,087,271**
Victoria	1,043,463	207,588	**1,251,051**
Norman	1,346,818	519,407	**1,866,225**
Kirkwood	8,052	302	**8,354**
North Range Footwall	308,591	174,802	**483,393**
Other	3,976	-	**3,976**
Sudbury administration	357,391	140,657	**498,048**
	12,675,007	4,105,096	**16,780,103**
Total	12,879,680	4,105,096	16,984,776

Development expenditures:

McCreedy West	-	310,430	310,430
TOTAL MINERAL PROPERTIES	$ 12,879,680	$ 4,415,526	$ 17,295,206

4. CAPITAL STOCK

Shares issued:

	Shares	Consideration
Balance December 31, 2002	36,302,540	$53,886,468
Issued during this quarter:		
Warrants exercised	1,946,129	2,432,661
Property options	428,500	511,680
	2,374,629	2,944,341
Balance March 31, 2003	**38,677,169**	**$56,830,809**

5. WARRANTS

Expiry Date	Exercise price	Opening balance	Warrants issued	Warrants exercised	Closing balance
Share purchase warrants:					-
January 10, 2003	1.25	2,496,879	-	2,496,879	-

6. STOCK OPTIONS

The following table reflects the continuity of options granted under the Plan for the three-month period ended March 31, 2003.

Expiry Date	Exercise price	Opening balance	Options granted	Options exercised	Closing balance
November 15, 2004	$ 0.40	200,000	-	-	**200,000**
May 3, 2006	0.50	230,000	-	-	**230,000**
May 3, 2006	1.00	470,000	-	75,000	**395,000**
May 29, 2006	1.00	98,000	-		**98,000**
June 12, 2006	1.10	100,000	-	-	**100,000**
November 8, 2006	1.00	100,000	-		**100,000**
November 13, 2006	1.00	300,000	-	300,000	**-**
January 9, 2007	1.50	200,000	-		**200,000**
February 14, 2007	2.08	255,000	-	8,500	**246,500**
February 18, 2007	2.25	85,000	-		**85,000**
March 12, 2007	2.55	135,000	-	40,000	**95,000**
May 14, 2007	3.40	30,000		5,000	**25,000**
August 7, 2007	4.10	250,000			**250,000**
September 10, 2007	5.00	395,000			**395,000**
October 11, 2007	4.95	35,000			**35,000**
January 14, 2008	6.45	-	402,000		**402,000**
		2,883,000	402,000	428,500	**2,856,500**

7. COMPARATIVE FIGURES

Certain of the 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.